Exhibit 3.269

CERTIFICATE OF FORMATION

OF

MERITEX, LLC

1. Name. The name of the limited liability company is MeriTex, LLC.

2. Registered Office. The address of its registered office in the State of Delaware is c/o Corporation Service Company, 1013 Centre Road, Wilmington, Delaware 19805.

3. Registered Agent. The name and address of its registered agent for service of process in the State of Delaware is Corporation Service Company, 1013 Centre Road, Wilmington, Delaware 19805.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of the 14th day of November, 1997.

HILTON HOTELS CORPORATION, a Delaware corporation

By:	/s/ Dennis Koci
Dennis Koci
Senior Vice President